Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: February 10, 2014

Constancia Project Update February 2014 Creating Sustainable Value Through High Quality, Long-Life Deposits HBM

This presentation contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this presentation, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may'', "could'', "would'', "should'' or "might'' "occur'' or "be achieved'' or "will be taken'' (and variations of these or similar expressions). Forward-looking information includes, but is not limited to, the capital cost, schedule and other guidance contained in this presentation related to Hudbay's Constancia project, Hudbay's ability to develop its Constancia project and the anticipated scope and cost of and development plans for the project, anticipated timing of land access, permits and infrastructure required for completion of the project and events and relationships that may affect the project, including but not limited to community and industrial relations and human resources . Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to: Hudbay's expectation that it will receive the remaining deposit payments under the amended precious metals stream transaction with Silver Wheaton Corp. and funding under Hudbay's equipment financing transaction with Cat Financial; the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; the costs of production; the supply and demand for metals Hudbay produces; no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates; the supply and availability of concentrate for Hudbay's processing facilities; the supply and availability of reagents for Hudbay's concentrators; the availability of third party processing facilities for Hudbay's concentrate; the supply and availability of all forms of energy and fuels at reasonable prices; the availability of transportation services at reasonable prices; no significant unanticipated operational or technical difficulties; the availability of financing for Hudbay's exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop its projects; the timing and receipt of various regulatory and governmental approvals; the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations; the company's ability to secure required land rights to complete the Constancia project; maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the company's Constancia project and First Nations communities surrounding the company's Lalor and Reed projects; no significant unanticipated challenges with stakeholders at Hudbay's various projects; no significant unanticipated events relating to regulatory, environmental, health and safety matters; no contests over title to Hudbay's properties, including as a result of rights or claimed rights of aboriginal peoples; the timing and possible outcome of pending litigation and no significant unanticipated litigation; certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company's projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond Hudbay's control), depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay's ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with the company's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in the company's debt instruments, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this presentation or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law. All of the forward-looking information in this presentation is qualified by this cautionary statement. INVESTOR PRESENTATION 2

Cautionary Notes (continued) The full details of the offer by Hudbay to purchase all of the issued and outstanding common shares of Augusta Resource Corporation (the will be set out in the takeover bid circular and accompanying offer documents (collectively, the which Hudbay expects to file with the Canadian securities regulatory authorities. Concurrently, Hudbay expects to file with the Securities and Exchange Commission (the a registration statement on Form F-10 (the which contains a prospectus relating to the Offer (the and a tender offer statement on Schedule TO (the This presentation is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the website, www.sec.gov. All such materials may also be obtained without charge at website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181. This presentation does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Augusta. The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted. Information concerning mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of In accordance with NI 43-101 of the Canadian Securities Administrators, the terms mineral mineral mineral mineral and mineral are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms mineral mineral and mineral are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You should consider closely the disclosure on the technical terms in Schedule A of Mining of annual information form for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Form 40-F dated March 28, 2013 (File No. 001-34244). INVESTOR PRESENTATION l 3

Constancia Project 2013 4 Approx US$1 billion incurred and over US$300 million committed at year end 2013 Revised total project capital budget now US$1.7 billion Project 56% complete at year-end Entered into 15 year tax stability agreement in late 2013 10-year port agreement signed 10-year power purchase agreement signed EIA Mod 1 approved, EIA Mod 2 submitted Water capture for operations commenced in December 2013

Constancia Project 2014 5 Early IGV Recovery commenced in Jan 2014 Pre-strip on track for March 2014 Power energized target: End Q2 2014 Commissioning target: H2 2014 EIA Mod 2 due Q3 2014 TMF East target completion: Q3 2014 Initial production still planned for late 2014 Commercial production expected in Q2 2015

Constancia Project Delivery 6 Social 32 agreements signed, 4 under negotiation 26 families moved, 10 outstanding 3 out of remaining 10 areas on critical path, ideally need access by Q3 2014, could mitigate to Q1 2015 No other significant community issue grievance resolution process working well to date Pampacancha land negotiations to start this year for mining in 2017 HR/Industrial Relations No significant IR issues to date Construction manpower remains in demand and under cost pressure

Constancia Project Delivery 7 Engineering Essentially complete some small vendor engineering packages brought back inhouse to maintain schedule Procurement Big ticket equipment items all in country Procurement outstanding is now mainly routine construction items such as platework, piping, cabling, etc.

Constancia Project Delivery 8 Construction Mining/HCW Bog Dam Complete TMF East well advanced bog removal almost complete Sediment Pond storing water WRF Containment Dam targeting mid- February water capture Water management structures on track Haul roads, etc. on track for March pre-strip Mine equipment assembly well advanced Mine operating crew in place

Constancia Project Delivery 9 Construction Plant Crusher civils complete early February 2014 All main crusher components on site All SAG & Ball Mill shells in place Mill Trunnion installation under way Float cell tanks in place

Constancia Project Delivery 10 Construction - Power Socabya - Tintaya 220kV line on track for energization in Q1, 2014 Tintaya 70 km site power transmission line slightly ahead of mid-May schedule with 100% rights of way secured and power line construction 58% complete Construction - Roads Road widening complete for large loads Pending Las Bambas sale will determine final road strategy

Constancia Project Delivery 11 Operational Readiness Key contracts in place Owners management team essentially complete Mining team to operator level in place Plant manning well advanced Negotiations well advanced with PeruRail for Bi-modal concentrate transport

Constancia Project Delivery 12 Key Issues Platework and Pipework Fabrication MV Civils and Switchrooms LV Installation durations/workfronts Peak Loading Accomodation Traffic & Logistics Project risk is now predominantly construction related and exposure is driven by schedule rather than direct costs.

INVESTOR PRESENTATION l 13

INVESTOR PRESENTATION l 14

HUDBAY

Current Schedule at Constancia



2011
2012
2013
2014
2015
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Permitting
Mine Permit
Front End Engineering Design
Construction Camp
Procurement
Community Agreements
Board Approval
Power Line
TMF and WRF
Plant
Commissioning and Ramp Up
Commercial Production H1 2015

15

Constancia Project Site Plan and Layout INVESTOR PRESENTATION l 16

Tailings Thickener Tailings Management Facility Hitachi shovels on site at Constancia Trucks on site at Constancia 17

For more information contact: Candace Brûlé Director, Investor Relations Tel: 416.814.4387 Email: candace.brule@hudbayminerals.com Constancia primary crusher HBM